UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

(Translation of registrant’s name into English)

Buyukdere Cd. No: 237

Maslak, 34485

Sariyer/Istanbul, Turkiye

+0 (850) 308 34 19

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 20, 2023, Marti Technologies, Inc. (the “Company”) issued a press release announcing the expiration of its previously announced offer to each holder of its outstanding public warrants (the “Public Warrants”) and private warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to purchase its Class A ordinary shares, par value $0.0001 per share, the opportunity to receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the Amended and Restated Offer to Purchase and Consent Solicitation, dated as of December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent” together with the Offer to Purchase, constitute the “Offer”), and the solicitation of consents (the “Consent Solicitation”) from holders of the outstanding Warrants to amend the Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant not tendered in the Offer for $0.07 in cash, without interest, which is 30% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer expired midnight, Eastern Time, at the end of the day on December 19, 2023 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of the Expiration Date, (i) 5,902,206 outstanding Public Warrants, or approximately 82% of the outstanding Public Warrants were validly tendered and not withdrawn in the Offer, and (ii) 7,250,000 outstanding Private Warrants, or 100% of the outstanding Private Warrants were validly tendered and not withdrawn in the Offer. Pursuant to the terms of the Offer, the Company expects to accept all validly tendered Warrants for purchase and settlement on December 22, 2023 (the “Settlement”). Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $1.3 million in cash to purchase the validly tendered Warrants.

Pursuant to the Consent Solicitation, the Company received the approval of approximately 82% of the outstanding Public Warrants to the Warrant Amendment, which is more than a majority of its outstanding Public Warrants required to effect the Warrant Amendment as it relates to the Public Warrants and 100% of the outstanding Private Warrants to the Warrant Amendment, which is more than a majority of its outstanding Private Warrants required to effect the Warrant Amendment as it relates to the Private Warrants. On December 20, 2023, the Company and the Warrant Agent entered into the Warrant Amendment with respect to the Public Warrants and the Private Warrants and the Company announced that it will exercise its right to redeem all remaining outstanding Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed January 4, 2024 as the redemption date, following which no Warrants will remain outstanding.

The Offer and the Consent Solicitation are made solely upon the terms and conditions in the Offer to Purchase and other related offering materials that have been distributed to holders of the Warrants. A copy of the Company’s press release is furnished hereto as Exhibit 99.1 and a copy of the Warrant Amendment is furnished hereto as Exhibit 99.2.

This report on Form 6-K, including the Exhibits attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-274779) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 20, 2023, announcing the expiration and results of the offer to purchase and consent solicitation and the notice of redemption with respect to the outstanding warrants.
99.2	Amendment No. 1 to Warrant Agreement, dated as of December 20, 2023, by and between Marti Technologies, Inc. and Continental Stock Transfer & Trust Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marti Technologies, Inc.

Date: December 20, 2023	By:	/s/ Oguz Alper Oktem
Name: Oguz Alper Oktem
Title: Chief Executive Officer

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